SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 22, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                        Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 22 June 2007
Media release
UBS successfully sells its 20.7% stake in Julius Baer
Zurich/Basel, 22 June 2007 — UBS AG announced today that it has successfully placed a 15.23% stake in Julius Baer Holding AG, representing a total of 33,991,870 Julius Baer shares, at CHF 84 per share. The shares were offered to institutional investors in an accelerated bookbuilding transaction launched yesterday and met strong demand from high quality institutional investors in Europe and the US.
Yesterday, UBS agreed to sell a 5.47% stake in Julius Baer, representing 12,222,222 shares, to Julius Baer at a price of CHF 90 per share.
The pre-tax capital gain on the sale will be approximately CHF 2.0 billion. Gains from the sale will be used to buy back shares in the coming months as part of the 2007/2010 share repurchase program announced on 8 March 2007.
UBS
This press release is not an offer of securities for sale in the United States of America. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. No public offering of the securities will be made in the United States.
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

Media Relations 22 June 2007 Page 2 of 2
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 34% in Switzerland, 17% in the rest of Europe and 10% in Asia Pacific. UBS’s financial businesses employ some 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

By:	/s/ Mark Klein
	Name:	Mark Klein
	Title:	Executive Director

Date: June 22, 2007